SUPPLEMENT TO TRANSFER AGENCY AND SERVICES AGREEMENT

This Supplement dated as of February 1, 2018 (this “Supplement”) is to the Transfer Agency and Services Agreement dated October 2, 2018, as amended (the “Agreement”), by and between ALPS Fund Services, Inc. and ALPS Series Trust (the “Trust”).

WHEREAS, the Trust and ALPS wish to supplement the Agreement to reflect NSCC settlement account fees to be paid by the Trust, and to reflect movement of settlement amounts and fees related to operating accounts maintained on behalf of the Trust;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	ALPS shall cause to be moved to Trust custody accounts, on behalf of each applicable series of the Trust, all Depository Trust Clearing Corporation (“DTCC”) purchase settlements paid into transfer agency demand deposit accounts at Colorado State Bank and Trust (the “Depository Institution”) and recorded in the name of the Trust as beneficial owner, on behalf of each applicable series of the Trust that (i) are maintained in connection with ALPS’ services to the Trust under the Transfer Agency Agreement and (ii) as to which ALPS has authority to make deposits and withdrawals (the “Operating Accounts”). Each movement shall occur the business day after settlement from the DTCC.

2.	Redacted

3.	Notwithstanding anything to the contrary in any agreement under which ALPS is authorized, directly or indirectly, to perform for the Trust transfer agency, shareholder servicing agency, or related services, whether as principal, agent or sub-agent, ALPS is hereby authorized and instructed to accept or deposit into the Operating Accounts, (i) all checks and payments received by ALPS from National Securities Clearing Corporation (“NSCC”), an affiliate of DTCC (if NSCC’s services are utilized by the affected Trust), broker-dealers, intermediaries for shareholders or shareholders, and any other sums received by ALPS on behalf of the Client, for investment in Shares of the Trusts while such sums await their crediting to the Trusts and (ii) any amounts received from a custodian for any Trust for payment to an existing or former shareholder.

4.	The Trust shall pay a monthly fee consisting of a pro rata application of consolidated NSCC fees based on transactional activity and ALPS service fees for administering the consolidated account (which consists of half of the amount of a direct NSCC membership account(s)), and the Administration Fee for ALPS’ administration of the Operating Account(s) held at the Depository Institution.

5.	The Trust represents and warrants to ALPS that the arrangement described in this Agreement have been approved by a majority of (a) the directors or trustees, as applicable, of the Trust and (b) the trustees of each Trust, including with respect to each Trust, a majority of the disinterested or unaffiliated trustees of any Trust or its affiliates.

6.	Except as specifically set forth herein, all other provisions of the Agreement and the Fee Schedule shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ALPS SERIES TRUST

By:
Name:	Jeremy May
Title:	President

ALPS FUND SERVICES, INC.

By:
Name:	Ned Burke
Title:	CEO